UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. __)

LIBERTY BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
Title of Class of Securities)

53017Q 102
(CUSIP Number)

Brent M. Giles
9105 N. Hunter Avenue
Kansas City, Missouri 64157
(816) 674-9806

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 31, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

CUSIP NO. 53017Q 102                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Brent M. Giles
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 200,683 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 177,586
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 200,683
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.49% (3)
14	TYPE OF REPORTING PERSON IN

(1)
Includes 17,502 shares held by the Brent M. Giles Trust, which Mr. Giles is the sole trustee, 5,800 shares held by his IRA, 89,009 shares subject to options exercisable within 60 days, 10,800 unvested shares of restricted stock which Mr. Giles may vote, 12,297 shares held in Mr. Giles’ account under the BankLiberty Employee Stock Ownership Plan (“ESOP”) over such shares he has sole voting but no dispositive power and 1,450 shares held in Mr. Giles’ wife’s IRA, as to which shares Mr. Giles may be deemed to have beneficial ownership.  Mr. Giles disclaims beneficial ownership of the shares held in his wife’s IRA.

(3)	Based on 3,567,669 shares outstanding at May 28, 2010 and assumes all 89,009 options have been exercised.

CUSIP NO. 53017Q 102                                                                    SCHEDULE 13D

1	NAME OF REPORTING PERSON Brent M. Giles Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF, OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Missouri
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,502
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 17,502
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,502
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.49% (1)
14	TYPE OF REPORTING PERSON O

(1)	Based on 3,567,669 shares outstanding at May 28, 2010.

Item 1.                      Security and Issuer

This Schedule 13D relates to shares of common stock, par value $0.01 per share (the “Common Stock”), of Liberty Bancorp, Inc. (the “Company”), a Missouri corporation, whose principal executive offices are located at 16 West Franklin Street, Liberty, Missouri 64068.

Item 2.                      Identity and Background

(a)	This Schedule 13D is being filed by Brent M. Giles and the Brent M. Giles Trust (the “Trust”). Mr. Giles is the sole trustee of the Trust.

(b)	Mr. Giles’s residence address and the Trust’s address is 9105 N. Hunter Avenue, Kansas City, Missouri 64157.

(c)
Mr. Giles is President, Chief Executive Officer and a Director of the Company and BankLiberty, the Company’s wholly owned subsidiary, which has the same principal executive office as the Company.  The Trust is in the business of investment services.

(d)	Neither Mr. Giles nor the Trust has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)
Neither Mr. Giles nor the Trust has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Giles is a citizen of the United States of America. The Trust is organized under the laws of the State of Missouri.

Item 3.                      Source and Amount of Funds or Other Consideration

On July 20, 2007, BankLiberty (the “Bank”) completed its conversion from the mutual holding company to the stock holding company form of organization (the “Conversion”).  In connection with the Conversion, the Company became the Bank’s holding company on that date and stockholders of the Bank had their shares of Bank common stock converted into shares of Common Stock at an exchange ratio of 3.5004 shares of Company common stock for each share of Bank stock owned.  In connection with the Conversion, shares of the Bank’s common stock deemed to be beneficially owned by Mr. Giles were converted into 19,602 shares of Common Stock.  Mr. Giles purchased 52,775 shares with approximately $523,601 in personal funds.

Mr. Giles was awarded 27,000 shares of restricted stock under the Liberty Bancorp, Inc. 2007 Equity Incentive Plan for which he was not required to pay monetary consideration.  Of such restricted shares, 10,800 shares remain unvested as of the date of this Schedule 13D.  Mr. Giles was also allocated 12,297 shares to his ESOP account for which shares he he was not required to pay monetary consideration.

In addition, Mr. Giles was also granted stock options to purchase 97,009 shares for which he was not required to pay monetary consideration.  As of the date of this Schedule 13D, options to purchase 89,009 shares are vested and exercisable.

Item 4.                      Purpose of Transaction

The shares covered by this Schedule 13D are being held for investment purposes.  Mr. Giles may, from time to time, acquire additional securities of the Company using personal funds through a broker and/or privately negotiated transactions.

Except as described above and in his capacity as an executive officer and a director of the Company and the Bank, Mr. Giles does not have any present plans or proposals that relate to or would result in:

(a)	the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Company or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d)	any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board;

(e)	any material change in the present capitalization or dividend policy of the Company;

(f)	any other material change in the Company’s business or corporate structure;

(g)	changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h)
causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

Item 5.                      Interest in Securities of the Issuer

(a)           Mr. Giles beneficially owns 200,683 shares, representing 5.49% of the 3,567,669 shares of the Common Stock deemed outstanding as of May 28, 2010 for such purpose.

In accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, Mr. Giles beneficially owned 200,683 shares, which include 17,502 shares held by the Trust, 5,800 shares held in Mr. Giles’ IRA, 10,800 shares of unvested restricted stock, 12,297 shares held in his ESOP account, 89,009 shares that Mr. Giles may acquire within the next 60 days pursuant to exercisable stock options and 1,450 shares held in Mr. Giles’ wife’s IRA, as to such shares Mr. Giles may be deemed to be the beneficial ownership, but as to which Mr. Giles disclaims beneficial ownership.  The Trust beneficially owns 17,502 shares, or 0.49% of the outstanding Common Stock.

(b)           Mr. Giles has sole voting and sole dispositive power over 177,586 shares, which include 5,800 shares held in his IRA, 89,009 shares subject to options exercisable within the next 60 days and 17,502 shares held by the Trust, of which he is the sole trustee and  1,450 shares held in Mr. Giles’ wife’s IRA over such shares Mr. Giles may be deemed to have beneficial ownership.  Mr. Giles disclaims beneficial ownership of the shares held in his wife’s IRA.

Mr. Giles has sole voting but no dispositive power over 10,800 unvested shares of restricted stock and the 12,297 shares held in his ESOP account.

(c)           Not applicable.

(d)           Not applicable.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, arrangements, understandings or relationships between Mr. Giles, the Trust and any person with respect to any securities of the Company.

Item 7.                     Material to Be Filed as Exhibits

Exhibit 1                   Agreement of Joint Filing

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

June 4, 2010	By:	/s/ Brent M. Giles
Brent M. Giles, Individually
Brent M. Giles Trust

By:	/s/ Brent M. Giles
Brent M. Giles, Trustee

EXHIBIT 1

AGREEMENT OF JOINT FILING

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned persons hereby agree to file with the Securities and Exchange Commission, the Statement on Schedule 13D (the “Statement”) to which this Agreement is attached as an exhibit, and agree that such Statement, as so filed, is filed on behalf of each of them.

IN WITNESS WHEREOF, the undersigned have executed this Agreement.

June 4, 2010	By:	/s/Brent M. Giles
Brent M. Giles, Individually
Brent M. Giles Trust

By:	/s/Brent M. Giles
Brent M. Giles, Trustee